SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Magma Design Automation, Inc.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

559181 10 2

(CUSIP Number)

December 31, 2002

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  559181 10 2

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:	Andreas Bechtolsheim

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,082,356 shares (1) 6. SHARED VOTING POWER NONE 7. SOLE DISPOSITIVE POWER 3,081,150 shares (2) 8. SHARED DISPOSITIVE POWER NONE

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,082,356 shares (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1)    Includes 19,285 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2002, of which 1,206 shares, upon exercise, are subject to a right of repurchase by Magma Design Automation, Inc., which right lapses over time.

(2)    Includes 18,079 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2002.

Item 1(a)    Name of Issuer:

Magma Design Automation, Inc.

Item 1(b)    Address of Issuer’s Principal Executive Offices:

2 Results Way, Cupertino, California 95014

Item 2(a)    Name of Person Filing:

Andreas Bechtolsheim

Item 2(b)    Address of Principal Business Office or, if none, Residence:

170 West Tasman Drive, San Jose, California 95134

Item 2(c)    Citizenship:

United States

Item 2(d)    Title of Class of Securities:

Common Stock, $.0001 par value

Item 2(e) CUSIP Number:

559181 10 2

Item 3.    If this statement is filed pursuant to Section 240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or an endowment fund in accordance with Section 240.13d-
1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G).

(h)	☐ A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with Section 240.13d-1(b)(ii)(J).

Not applicable.

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,082,356 shares of Common Stock.

(b)	Percent of class: 9.9%. The calculation of percentage of beneficial ownership was based on 31,058,094 shares of Common Stock issued and outstanding as of December 31, 2002.

(c)	Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: 3,082,356 shares, which includes 19,285 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2002, of which 1,206 shares, upon exercise, are subject to a right of repurchase by Magma Design Automation, Inc., which right lapses over time.

(ii)    Shared power to vote or to direct the vote: None.

(iii)    Sole power to dispose or to direct the disposition of: 3,081,150 shares, which includes 18,079 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2002.

(iv)    Shared power to dispose or to direct the disposition of: None.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.    Certifications

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2003.

By:	/S/ ANDREAS BECHTOLSHEIM

Andreas Bechtolsheim